EXHIBIT 99.3

The table below specifies the date, quantity, weighted-average price and range of price paid per ADS of Fomento Económico Mexicano, S.A.B. de C.V. purchased by Cascade Investment, L.L.C. (“Cascade”) during the past sixty days.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Trade Date	Quantity Purchased	Weighted-Average Price Per Share ($)	Range of Price Paid ($)
3/8/2010	220,000	45.6716	45.33 - 46.00
3/9/2010	450,000	45.8261	45.59 - 46.22
3/10/2010	235,000	46.1613	45.94 - 46.30
3/11/2010	172,000	45.9863	45.84 - 46.22
3/12/2010	173,000	46.1274	45.91 - 46.43
3/15/2010	358,000	46.0458	45.75 - 46.24
3/16/2010	276,900	45.9991	45.82 - 46.28
3/17/2010	14,200	46.2711	46.25 - 46.29
3/18/2010	100,000	46.7529	46.38 - 47.08